TransAlta to Hold Annual Investor Day in Toronto

CALGARY, Alberta (Sept. 9, 2008) – TransAlta Corporation (TSX:TA;NYSE:TAC) will host its annual Investor Day on Monday, October 6  in Toronto from 9:00 a.m. to noon (Eastern). At this meeting, members of TransAlta’s executive leadership team will provide investors with a comprehensive review of its growth strategy and financial outlook.

Links to the webcast and presentation slides will be available at the start of the presentation via TransAlta’s website, www.transalta.com, under Webcasts in the Investor Relations section. A recording of the webcast will also be available on the TransAlta website following the presentation.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100  years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications &

Phone:  (403) 267-7330

Investor Relations

Email:michael_lawrence@transalta.com

Phone: 1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com